Rule 12g3-2(b) File No. 82-34680

December 22, 2008

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated December 22, 2008 referring to "Notice Concerning Dissolution of our Consolidated Subsidiary" [English translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager, Investor Relations Dept.
Sumitomo Corporation
(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate release

(This is an English translation of the Japanese original)

December 22, 2008
Sumitomo Corporation
Susumu Kato, President and CEO
Code No. 8053 Tokyo Stock Exchange, 1st Section
Contact :Hisakazu Suzuki
Corporate Communications Dept.
Tel.+81-3-5166-3089

Notice Concerning Dissolution of our Consolidated Subsidiary

This is to inform you that we have decided to dissolve and liquidate Sumitronics Korea, Ltd.(wholly–owned subsidiary ;hereinafter referred as Sumitronics Korea).

1. Reason for dissolution of Sumitronics Korea

   Sumitronics Korea was established in December, 1997 and has engaged in the sales of semiconductor parts and electric/electronic parts.

   However, from the viewpoint of the future prospect, we decided to dissolve Sumitronics Korea.

2. Profile of the dissolved company, Sumitronics Korea

   (as of the end of November,2008)

   (1) Company Name : Sumitronics Korea, Ltd.

   (2) Location of Headquarter : South Korea

   (3) Month of Establishment : December,1997

   (4) Paid-up Capital : South-Korean Won 1,000million

   (5) President : Akinori Matsunaga

   (6) Business Description : semiconductor/ electronics parts sales

   (7) Result of Recent Business Years (millions of yen)

	2006,March	2007, March	2008, March
Sales	1,230	3,425	3,447
Ordinary Income	(59)	40	30
Net Income	(44)	28	22

   (note) 2006, March resulted from the three month close , due to the change of the end of the fiscal year from December to March.

3. Schedule of the liquidation

The liquidation of Sumitronics Korea will commence from February, 2009. All liquidation processes for the final dissolution will be terminated after the corporation tax in Korea be settled by Korean tax offices.

4. Effect on Business Results

The dissolution of Sumitronics Korea has almost no effect on our consolidated business results.

END